SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                FINAL AMENDMENT TO
                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            PETRIE STORES CORPORATION
                                 (Name of Issuer)

                     COMMON STOCK, par value $1.00 per share
                         (Title of Class and Securities)

                                   716434-10-5
                      (CUSIP Number of Class of Securities)

                                  Errol M. Cook
                                WP Investors, Inc.
                         Warburg, Pincus Investors, L.P.
                              Warburg, Pincus & Co.
                               466 Lexington Avenue
                            New York, New York  10017
                                  (212) 878-0600

                                 With a Copy to:

                              Stephanie J. Seligman
                        c/o Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York  10019
                                  (212) 403-1000

                                 Louis Lipschitz
                                Toys "R" Us, Inc.
                                  461 From Road
                            Paramus, New Jersey  07652
                                  (201) 262-7800

                                 With a Copy to:

                                   Andre Weiss
                               Schulte Roth & Zabel
                                 900 Third Avenue
                            New York, New York  10022
                                  (212) 758-0404

         (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 January 24, 1995
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Sched-
         ule 13G to report the acquisition which is the subject of this
         Schedule 13D and is filing this schedule because of Rule 13d-
         1(b)(3) or (4), check the following box:  | |
                                                                         __
     Check the following box if a fee is being paid with this statement: | |


                                   SCHEDULE 13D

         CUSIP NO. 716434-10-5

           1   NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                 WP Investors, Inc.

           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)

                                                                   x
                                                              (b)

           3   SEC USE ONLY


           4   SOURCE OF FUNDS*
                 OO

           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

           6   CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

            NUMBER OF    7   SOLE VOTING POWER
             SHARES          None
          BENEFICIALLY
            OWNED BY     8   SHARED VOTING POWER
              EACH           None
           REPORTING
             PERSON      9   SOLE DISPOSITIVE POWER
              WITH           None

                        10   SHARED DISPOSITIVE POWER
                             None

          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                 None

          12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0%

          14   TYPE OF REPORTING PERSON*
                 CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

         CUSIP NO. 716434-10-5

           1   NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                 Warburg, Pincus Investors, L.P.

           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)

                                                                   x
                                                              (b)

           3   SEC USE ONLY


           4   SOURCE OF FUNDS*
                 OO

           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

           6   CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

            NUMBER OF    7   SOLE VOTING POWER
             SHARES          None
          BENEFICIALLY
            OWNED BY     8   SHARED VOTING POWER
              EACH           None
           REPORTING
             PERSON      9   SOLE DISPOSITIVE POWER
              WITH           None

                        10   SHARED DISPOSITIVE POWER
                             None

          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                 None

          12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0%

          14   TYPE OF REPORTING PERSON*
                 PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

         CUSIP NO. 716434-10-5

           1   NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                 Warburg, Pincus & Co.

           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)

                                                                   x
                                                              (b)

           3   SEC USE ONLY


           4   SOURCE OF FUNDS*
                 OO

           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

           6   CITIZENSHIP OR PLACE OF ORGANIZATION
                 New York

            NUMBER OF    7   SOLE VOTING POWER
             SHARES          None
          BENEFICIALLY
            OWNED BY     8   SHARED VOTING POWER
              EACH           None
           REPORTING
             PERSON      9   SOLE DISPOSITIVE POWER
              WITH           None

                        10   SHARED DISPOSITIVE POWER
                             None

          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                 None

          12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0%

          14   TYPE OF REPORTING PERSON*
                 PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D

         CUSIP NO. 716434-10-5

           1   NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                 Toys "R" Us, Inc.

           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)

                                                                   x
                                                              (b)

           3   SEC USE ONLY


           4   SOURCE OF FUNDS*
                 OO

           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

           6   CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

            NUMBER OF    7   SOLE VOTING POWER
             SHARES          None
          BENEFICIALLY
            OWNED BY     8   SHARED VOTING POWER
              EACH           None
           REPORTING
             PERSON      9   SOLE DISPOSITIVE POWER
              WITH           None

                        10   SHARED DISPOSITIVE POWER
                             None

          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                 None

          12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0%

          14   TYPE OF REPORTING PERSON*
                 CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!








                   This Statement amends and supplements the Schedule 13D filed on August 23, 1994, as amended on November 9, 1994 (the "Schedule 13D") and constitutes the Final Amendment with respect thereto. All capitalized terms used herein have the meanings set forth in the Schedule 13D.

         1. Each of Item 4 (Purpose of Transaction) and Item 5 (In-terest in Securities of the Issuer) is hereby amended by adding the following thereto:

              At an Annual Meeting of Shareholders held on December 6, 1994, and at a reconvened Annual Meeting of Shareholders held on January 24, 1995, the shareholders of the Issuer approved, among other things, the limited matters con-templated by the Toys Voting Agreement and the WP Voting Agreement. The transactions contemplated by the WP Voting Agreement and the Toys Voting Agreement were consummated on December 9, 1994 and on January 24, 1995. Accordingly, each of the Toys Voting Agreement and the WP Voting Agreement has expired in accordance with its respective terms.







                                    SIGNATURE

                   After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:  January 25, 1995


                                       WP INVESTORS, INC.


                                       By: /s/ Errol M. Cook
                                            Name:  Errol M. Cook
                                            Title: Vice President



                                       WARBURG, PINCUS INVESTORS, L.P.

                                       By: Warburg, Pincus & Co., its
                                           general partner



                                       By: /s/ Errol M. Cook
                                            Name: Errol M. Cook
                                            Title: Partner



                                       WARBURG, PINCUS & CO.



                                       By: /s/ Errol M. Cook
                                            Name: Errol M. Cook
                                            Title: Partner



                                       TOYS "R" US, INC.



                                       By: /s/ Louis Lipschitz
                                            Name: Louis Lipschitz
                                            Title: Senior Vice President
                                            -- Finance and Chief
                                            Financial Officer